UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19249M 102

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 745,554(1)(2)(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 665,554(1)(2)

	10	Shared Dispositive Power 80,000(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 745,554(1)(2)(3)

12	Check box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.78%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 64,113 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”), and (ii) 76,240 shares of Common Stock held through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF.”).

(2)

Includes 525,201 shares of Common Stock into which the 5,252,002 membership units in Cohen & Company, LLC, a majority owned subsidiary of the Issuer, may be redeemed, which the Reporting Person holds through CBF.

(3)

Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

SCHEDULE 13D
CUSIP No. 19249M 102

This Amendment No. 9 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018 and Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 25, 2019, Cohen & Company Inc., a Maryland corporation (the “Issuer”), amended and restated the Convertible Senior Promissory Note, as amended, originally issued by the Issuer to the EBC 2013 Family Trust (“EBC”) on September 25, 2013 in the aggregate principal amount of $2,400,000 (the “EBC Note”) to, among other things, remove the conversion features pursuant to which the EBC Note was convertible into shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”).  As a result of the amendment and restatement of the EBC Note, Daniel G. Cohen (the “Reporting Person”) is no longer the beneficial owner of 200,000 shares of Common Stock into which the EBC Note was previously convertible. The Reporting Person may be deemed to be a beneficial owner of all shares of the Issuer held by EBC as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.

The EBC Note as amended and restated is incorporated herein as Exhibit 1, and the description of the EBC Note as amended and restated contained herein is qualified in its entirety by reference to such Exhibit 1.

On October 2, 2019, Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”), purchased from Christopher Ricciardi and Stephanie Ricciardi (together, “Sellers”) pursuant to the Purchase Agreement, dated October 2, 2019, by and among the Reporting Person and Sellers (the “Purchase Agreement”), an aggregate of (i) 76,240 shares of the Common Stock, and (ii) 268,445 membership units (the “Units”) in Cohen & Company, LLC, a majority owned subsidiary of the Issuer (the “Operating LLC”), for an aggregate purchase price of $1,546,260 (the “Purchase Price”).  CBF may cause the Operating LLC to redeem the Units at any time for, at the Issuer’s option, (A) cash or (B) one share of Common Stock for every ten Units. The Purchase Price was paid by CBF with cash on hand.

The Purchase Agreement is incorporated herein as Exhibit 2, and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit 2.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 19249M 102

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,217,624 shares of Common Stock outstanding as of October 2, 2019 (as provided by the Issuer), plus (b) 525,201 shares of Common Stock into which the 5,252,002 membership units (including the Units) in the Operating Company, which the Reporting Person owns through CBF, may be redeemed.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
745,554(1)(2)(3)	0	665,554	(1)(2)	80,000	(3)	745,554	(1)(2)(3)	42.78%

(1)         Includes 64,113 shares of Common Stock held directly by the Reporting Person and 76,240 shares of Common Stock held through CBF.

(2)         Includes 525,201 shares of Common Stock into which the 5,252,002 membership units (including the Units) in the Operating LLC, a majority owned subsidiary of the Issuer, may be redeemed, which the Reporting Person holds through CBF.

(3)         Includes 80,000 shares of Common Stock held by EBC, of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC.  The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 3 and 5 above, which information is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

SCHEDULE 13D
CUSIP No. 19249M 102

Exhibit Number	Description
1	Senior Promissory Note, dated September 25, 2019, issued by Cohen & Company Inc. to the EBC 2013 Family Trust in the aggregate principal amount of $2,400,000.

2	Purchase Agreement, dated October 2, 2019, by and among Daniel G. Cohen, Christopher Ricciardi and Stephanie Ricciardi.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

	By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen